September 20, 2024

James Colquhoun
Chief Executive Officer
Gaia, Inc.
833 West South Boulder Road
Louisville, CO 80027

       Re: Gaia, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-27517
Dear James Colquhoun:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 11. Executive Compensation, page 73

1. We note from the disclosure incorporated by reference from page 18 of the Definitive
       Proxy Statement filed on April 29, 2024, that in 2023 your executive officers received bonuses based on your overall financial performance as determined by your board of directors. We also note the statement that your compensation committee determined there was no performance-based compensation tied to financial results during the relevant period. Please briefly explain to us why application of the recovery policy resulted in this conclusion. See Item 402(w)(2) of Regulation S-K.
2. It appears that you have not provided your disclosure about your recovery analysis in an
       Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR
       Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 20, 2024
Page 2

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services